Filed by ACE Limited pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 under the

Securities Exchange Act of 1934, as amended.

Subject Company: ACE Limited

Subject Company’s Commission File No.:001-11778

Registration Statement No. 333-150367

Re-Domestication of ACE Limited

Cautionary Statement Regarding
Forward-Looking Statements
Forward-looking statements made in this presentation reflect the Company’s current views with respect to future events and performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform
Act of 1995. Such statements involve risks and uncertainties, which may cause actual results to differ materially from those set forth in these statements. For example, the Company’s forward-looking statements about the re-domestication and its anticipated effects, offices and operations, stock trading matters, and tax and financial matters could be affected by risks including the re-domestication transactions may not close, shareholders or regulators may not provide required approvals, the Company may encounter difficulties moving jurisdictions and opening new offices and functions, tax and financial expectations and advantages might not materialize or might change, the Company’s stock price could decline and its position on stock exchanges and indices could change, and Swiss corporate governance and regulatory schemes could prove different or more challenging than currently expected. In addition, the Company’s business in general will continue to be subject to risks including competition, pricing and policy term trends, the levels of new and renewal business achieved, market acceptance, changes in demand, the frequency of unpredictable catastrophic events, actual loss experience, uncertainties in the reserving or settlement process, new theories of liability, judicial, legislative, regulatory and other governmental developments, litigation tactics and developments, investigation developments and actual settlement terms, the amount and timing of reinsurance recoverable, credit developments among reinsurers, actual market developments, rating agency action, possible terrorism or the outbreak and effects of war and economic, political, regulatory, insurance and reinsurance business conditions, as well as management’s response to these factors, and other factors identified in the Company’s filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ACE has grown considerably in past 23 years; Cayman
domicile was more suitable for smaller enterprise
Current domicile is incompatible with ACE as a major, global
NYSE-listed company with significant presence in the U.S.,
Europe, Asia and Latin America
Re-domicile reduces potential regulatory, political, financial risks
Re-domicile increases strategic and capital flexibility with no significant downside risks and little impact on business
operations
Why is ACE Limited re-domesticating?

Major financial center, home to many global financial and
insurance companies
Great stability – political, economic and regulatory
A tradition of respecting the rule of law
Relatively sophisticated financial regulation
A network of excellent relations with major developed and
developing countries around the world
Reliable tax treaties
A centuries-old tradition of capitalism
Why re-domesticate to Zurich, Switzerland?

A highly reputable jurisdiction with an image that is more in keeping with ACE
Enhanced corporate structure
Strategic flexibility
Predictable legal and tax environment
Costs little to nothing in net expense
No material change to effective tax rate
What are the benefits to the Company?

More shareholder-friendly jurisdiction: Swiss legal and
regulatory system well-established and respected
Financial reporting still in U.S. GAAP and in U.S. dollars
Shares still listed on NYSE
Dividend still paid in U.S. dollars
Increased shareholder rights:
Shareholder approval of capital changes and dividends
No poison pill
Shareholder pre-emptive rights
What are the benefits to Shareholders?

Bermuda
Executive Offices
ACE Limited
Management Holding Company
Bermuda Insurance &
Reinsurance Subsidiaries
New York
Executive Offices
ACE Group Holdings
US & International Insurance &
Reinsurance Subsidiaries
Switzerland
Strategic Holding Company
ACE Limited
Swiss Insurance &
Reinsurance Subsidiaries
What will ACE look like after re-
domestication?

What are Shareholders being asked to vote
on?
De-registration of the Company in Cayman Islands
Market valuation of the Company’s subsidiaries for unconsolidated balance sheet purposes
Increase in the par value of shares and a change in the par value currency from U.S. dollars to Swiss Francs
Continuation of the Company in Switzerland, including
Company name
Purpose
Rearrangement of existing share capital
Articles of association
Swiss law to govern Company
Principal place of business – Zurich
Appointment of special auditor, BDO Visura
Authorization of quarterly dividends (par value reductions) to be paid prior to 2009 AGM

Additional information
ACE Limited has filed a definitive proxy statement/prospectus with the SEC in connection with the proposed transaction. This document is not a substitute for the definitive proxy statement/prospectus or any other documents ACE has filed or will file with the SEC. Investors and security holders are urged to read the definitive proxy statement/prospectus and any other relevant documents filed or to be filed by ACE because they contain or will contain important information about the proposed transaction. The definitive proxy statement/prospectus is, and other documents filed or to be filed by ACE with the SEC are or will be, available free of charge at the SEC’s
Web site (www.sec.gov) or from Investor Relations, ACE Limited, 17 Woodbourne
Avenue, Hamilton, HM 08, Bermuda, Telephone: (441) 299-9283.
ACE and its directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.
Information regarding ACE’s directors and executive officers and their interests is available in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities
Act of 1933, as amended.